================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          ALARIS MEDICAL SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    011637105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             PAUL S. WILLIAMS, ESQ.
           EXECUTIVE VICE PRESIDENT, CHIEF LEGAL OFFICER AND SECRETARY
                              CARDINAL HEALTH, INC.
                               7000 CARDINAL PLACE
                               DUBLIN, OHIO 43017
                                 (614) 757-5000

                                 with a copy to:

                               DAVID A. KATZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 18, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                                        SCHEDULE 13D
---------------------------------                      -------------------------

           CUSIP No. 011637105
---------------------------------                      -------------------------



------------------ ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CARDINAL HEALTH, INC.

                    31-0958666
------------------ ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [ ]
                                                                     (b)  [X]

------------------ ------------------------------------------------------------
     3              SEC USE ONLY                                          [ ]
------------------ ------------------------------------------------------------

     4              SOURCE OF FUNDS
                             WC/BK/OO

------------------ ------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                        |_|

------------------ ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                             OHIO
------------------ ------------------------------------------------------------
                      7     SOLE VOTING POWER

                                     -0-

    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES
                                     -0-

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY
                                     -0-

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING
                                     46,643,209

   PERSON WITH
------------------- -----------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     46,643,209
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES
                                                                          [ ]
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             64.6%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             HC, CO
------------------- ------------------------------------------------------------

ITEM 1:  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Schedule") relates to the common stock, par value $0.01 per share ("Common Stock"), of ALARIS Medical Systems, Inc., a Delaware corporation ("ALARIS"). The principal executive offices of ALARIS are located at 10221 Wateridge Circle, San Diego, California 92121.

ITEM 2:  IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Cardinal Health, Inc., an Ohio corporation ("Cardinal Health"). Cardinal Health is the leading provider of products and services supporting the health care industry. Through a number of wholly owned subsidiaries, Cardinal Health provides a variety of health care related products and services. Cardinal Health's principal executive offices are located at 7000 Cardinal Place, Dublin, Ohio 43017.

         Each executive officer and each director of Cardinal Health is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director of Cardinal Health are set forth in Annex I to this Schedule 13D, which is incorporated herein by this reference.

         During the last five years, to the best of Cardinal Health's knowledge, neither Cardinal Health nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Cardinal Health or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No payments were made by or on behalf of Cardinal Health in connection with the execution of the Merger Agreement or the Support Agreement (as such terms are defined under Item 4 below). A description of the source and amount of funds required to purchase the Shares in the Offer (as such terms are defined under Item 4 below) pursuant to the Merger Agreement is contained in Section 12 of the Offer to Purchase dated May 28, 2004 filed as Exhibit (a)(1)(A) to the Schedule TO filed by Subcorp and Cardinal Health on May 28, 2004, which description is incorporated herein by reference.

ITEM 4:  PURPOSE OF TRANSACTION

         On May 18, 2004, Cardinal Health, Blue Merger Corp. ("Subcorp"), a Delaware corporation and a wholly owned subsidiary of Cardinal Health, and ALARIS entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that Subcorp will offer to purchase (the "Offer") all outstanding shares ("Shares") of Common Stock of ALARIS at a purchase price of $22.35 per Share, net to the seller in cash, without interest. Following the consummation of the Offer and the satisfaction or waiver of certain conditions, ALARIS will merge with and into Subcorp, with ALARIS continuing as the surviving corporation. A more complete description of the Merger Agreement is contained in
Section 11(b) of the Offer to Purchase dated May 28, 2004 filed as Exhibit
(a)(1)(A) to the Schedule TO filed by Subcorp and Cardinal Health on May 28, 2004, which description is incorporated in this Schedule 13D by reference. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated in this Schedule 13D by reference.

         As a condition and inducement to Cardinal Health and Subcorp's entering into the Merger Agreement, Jeffry M. Picower ("Mr. Picower") and certain of his affiliates, Decisions Incorporated, JD Partnership, L.P. and JA Special Partnership Limited (collectively with Mr. Picower, "ALARIS' Majority Stockholder"), who, as of May 18, 2004, held the power to dispose of 46,643,209 Shares, immediately following the execution and delivery of the Merger Agreement entered into a Support/Tender Agreement (the "Support Agreement"), dated May 18, 2004, with Cardinal Health. Under the Support Agreement, ALARIS' Majority Stockholder agreed, among other things, to tender the Shares then held by him in the Offer. A more complete description of the Support Agreement is contained in
Section 11(c) of the Offer to Purchase dated May 28, 2004 filed as Exhibit
(a)(1)(A) to the Schedule TO filed by Subcorp and Cardinal Health on May 28, 2004, which description is incorporated herein by reference. A copy of the Support Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated in this Schedule 13D by this reference.

         The purpose of the transactions described above is for Cardinal Health to acquire control of ALARIS. Upon consummation of the Merger, ALARIS will become a subsidiary of Cardinal Health, the shares of ALARIS Common Stock will cease to be freely traded or listed, ALARIS Common Stock will be de-registered under the Securities Act of 1933, as amended, and Cardinal Health will control the board of directors of ALARIS and will make such other changes in the charter, bylaws, capitalization, management and business of ALARIS as set forth in the Merger Agreement and/or as may be appropriate in its judgment.

         Except as set forth or incorporated by reference in this Schedule, Cardinal Health does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of ALARIS Common Stock or the disposition of shares of ALARIS Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ALARIS or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of ALARIS or any of its subsidiaries;
(iv) any change in the present board of directors or management of ALARIS, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of ALARIS; (vi) any other material change in ALARIS' business or corporate structure; (vii) any change in ALARIS' Certificate of Incorporation or Bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of ALARIS by any person;
(viii) causing a class of securities of ALARIS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of ALARIS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         As a result of entering into the Support Agreement, Cardinal Health may be deemed to have shared dispositive power with respect to an aggregate of 46,643,209 Shares owned by ALARIS' Majority Stockholder, which constitutes, based on information provided by ALARIS and set forth in the Merger Agreement and/or the Support Agreement, approximately 64.6% of the issued and outstanding Shares. Cardinal Health disclaims beneficial ownership with respect to such Shares.

         A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference, and a copy of the Support Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference. Reference to or description of the Merger Agreement or the Support Agreement, as the case may be, is qualified in its entirety by reference to such exhibit.

         To the best of Cardinal Health's knowledge, as of the date hereof, no executive officer or director of Cardinal Health beneficially owns any shares of ALARIS common stock, nor (except for the Support Agreement) have any transactions in ALARIS common stock been effected during the past sixty days by Cardinal Health or, to the best knowledge of Cardinal Health, by any executive officer or director of Cardinal Health. In addition, no other person is known by Cardinal Health to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as described in this Schedule, Cardinal Health presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of ALARIS, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed as part of this Schedule 13D:

Exhibit 1             --    Agreement and Plan of Merger, dated as of May 18,
                            2004, by and among Cardinal Health, Inc., Blue
                            Merger Corp. and ALARIS Medical Systems, Inc.
                            (incorporated in this Schedule 13D by reference to Exhibit (d)(1) of the Schedule TO filed by Cardinal
                            Health on May 28, 2004).

Exhibit 2             --    Support/Tender  Agreement,  dated as of May 18,
                            2004, among Cardinal Health and Decisions
                            Incorporated, JD Partnership,  L.P., JA Special
                            Partnership Limited and Jeffry M. Picower
                            (incorporated in this Schedule 13D by reference to Exhibit (d)(1) of the Schedule TO filed by Cardinal Health on May 28, 2004).

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


Dated as of:  May 28, 2004


                              CARDINAL HEALTH, INC.


                               By:           /s/ Paul S. Williams
                                    -------------------------------------------
                                     Name:       Paul S. Williams
                                     Title:      Executive Vice President, Chief
                                                 Legal Officer and Secretary

                                     ANNEX I

            DIRECTORS AND EXECUTIVE OFFICERS OF CARDINAL HEALTH, INC.

          Set forth below are the name and present principal occupation of each director and executive officer of Cardinal Health, Inc. as of May 23, 2004. The business address of each such director and executive officer is c/o Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017.

1.       DIRECTORS OF CARDINAL HEALTH

NAME                         PRINCIPAL OCCUPATION
----                         --------------------

Dave Bing                    Chairman and Chief Executive Officer of The Bing
                             Group, L.L.C., an automotive and industrial parts supplier and service provider

George H. Conrades           Chairman and Chief Executive Officer of Akamai
                             Technologies, Inc., a provider of global internet services

John F. Finn                 Chairman and Chief Executive Officer of Gardner,
                             Inc., an outdoor power equipment distributor

Robert L. Gerbig             Retired Chairman and Chief Executive Officer of
                             Gerbig, Snell/Weisheimer & Associates, Inc., an advertising agency

John F. Havens               Director Emeritus and retired Chairman of Bank One
                             Corporation, a bank holding company

J. Michael Losh              Retired Chairman of Metaldyne Corporation, a
                             manufacturer of components primarily for the automotive industry

John B. McCoy                Retired Chairman of the Board of Corillian
                             Corporation, a provider of internet-related financial services

Richard C. Notebaert         Chairman and Chief Executive Officer of Qwest
                             Communications International Inc., a
                             telecommunications systems company

Michael D. O'Halleran        President and Chief Operating Officer of Aon
                             Corporation, an insurance brokerage, consulting and underwriting company

David W. Raisbeck            Vice Chairman of Cargill, Incorporated, an
                             international marketer, processor and distributor of agricultural, food, financial and industrial products and services

Jean G. Spaulding,           Consultant to Duke University Health System, a
M.D.                         non-profit academic health care system; Trustee of
                             The Duke Endowment; Private practice in psychiatry for children, adolescents and adults; Associate
                             Clinical Professorships with both the Department of Psychiatry and the Department of Community &
                             Family Medicine at Duke University Medical Center

Matthew D. Walter            Chief Executive Officer, Bound Tree Medical, LLC,
                             a provider of medical equipment and supplies to the emergency medical market

Robert D. Walter             Chairman and Chief Executive Officer of Cardinal
                             Health.

2.       EXECUTIVE OFFICERS OF CARDINAL HEALTH

The following is a list of the executive officers of Cardinal Health:

NAME                         PRINCIPAL OCCUPATION
----                         --------------------

Robert D. Walter             Chairman and Chief Executive Officer of Cardinal
                             Health

George L. Fotiades           President and Chief Operating Officer of Cardinal
                             Health

Ronald K. Labrum             President and Chief Executive Officer--Integrated
                             Provider Solutions of Cardinal Health

Mark W. Parrish              Executive Vice President and Group President--
                             Pharmaceutical Distribution of Cardinal Health

Brendan A. Ford              Executive Vice President--Corporate Development of
                             Cardinal Health

Richard J. Miller            Executive Vice President and Chief Financial
                             Officer of Cardinal Health

Anthony J. Rucci             Executive Vice President and Chief Administrative
                             Officer of Cardinal Health

Jody R. Davids               Executive Vice President and Chief Information
                             Officer of Cardinal Health

Gary D. Dolch                Executive Vice President, Quality and Regulatory
                             Affairs of Cardinal Health

Carole S. Watkins            Executive Vice President--Human Resources of
                             Cardinal Health

Paul S. Williams             Executive Vice President, Chief Legal Officer and
                             Secretary of Cardinal Health